Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together  our consolidated financial statements and related notes, which are included the proxy statement/prospectus on Form S-4 filed with the SEC by Aptorum Group Limited on October 6, 2025 (File No. 333-290742). Some of the information contained in this discussion and analysis or set forth elsewhere in this filing, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those described below. You should read the “Risk Factors” section the proxy statement/prospectus on Form S-4 filed with the SEC by Aptorum Group Limited on October 6, 2025 (File No. 333-290742) for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

DiamiR Biosciences Corp. (“DiamiR”) is a molecular diagnostic company focused on developing minimally invasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at DiamiR is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of DiamiR include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA expression signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring.

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. In October 2014, DiamiR entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which DiamiR acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of DiamiR’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of DiamiR. The Share Exchange was recognized as a combination of entities under common control as both DiamiR, LLC and DiamiR have been controlled before and after the transaction by the same shareholders.

In July 2025, the Company entered into a definitive merger agreement with Aptorum Group Limited, a publicly traded Cayman Islands company (“Aptorum”). Pursuant to the merger agreement, if completed, shareholders of the Company would receive shares of the surviving company’s common stock in a share exchange. Under the merger agreement, the Company’s outstanding convertible notes are expected to be converted to shares of the surviving company’s common stock. Concurrent with the execution of the merger agreement, the companies entered into a management service agreement and a license agreement through earlier of the closing of the merger or December 31, 2025, under which the Company will provide certain development services to Aptorum. In addition to the requirement of obtaining Aptorum shareholder approval, the closing of the merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the merger agreement and therefore, it is possible that the merger may not occur.

DiamiR has incurred net losses in each year since its inception, including net losses of $743,235 and $614,405 for the years ended May 31, 2025 and 2024, respectively, and $283,700 in the three months ended August 31, 2025. At August 31, 2025, DiamiR had an accumulated deficit of $6,106,271, primarily due to operating expenses. DiamiR has devoted most of its financial resources to conducting studies on analysis of circulating organ-enriched miRNA biomarkers and building its patent portfolio. DiamiR has not completed development of any product candidate and has therefore not generated any revenues from product sales. Because of the numerous risks and uncertainties associated with the development of DiamiR’s LDTs, DiamiR is unable to accurately predict the timing or amount of increased expenses or when, or if, DiamiR will be able to achieve or maintain profitability. DiamiR expects to incur increased expenses as it conducts its clinical studies. DiamiR also expects an increase in its expenses associated with creating additional infrastructure (including hiring additional personnel) to develop and launch CogniMIR® and support operations. As a result, DiamiR expects to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on DiamiR’s stockholders’ equity and working capital.

To date, DiamiR has financed its operations through grant funding, including SBIR grants of approximately $9.7 million, an Alzheimer’s Drug Discovery Foundation (ADDF) Award of $492,000, the sale of DiamiR equity securities to its founders in the total aggregate amount of $350,000 and borrowings from its founders in the total aggregate amount of $1,075,000. In addition, while DiamiR has not earned revenue from its planned primary operations, DiamiR has received fees for performing specified clinical and other testing services from commercial entities from time to time. DiamiR has not, however, received such fees since March 2022. The amount of DiamiR’s future net losses will depend, in part, on the rate of future growth of its expenses and DiamiR’s ability to generate revenues. If DiamiR is unable to develop and commercialize CogniMIR® or any other product candidates that it may seek to develop, either alone or with collaborators, or if revenues from any product candidate that receives marketing approval are insufficient, DiamiR will not achieve profitability. Even if DiamiR does achieve profitability, DiamiR may not be able to sustain or increase profitability.

Since inception, DiamiR has raised over $9.7 million in grant funding from government agencies and disease foundations. On October 1, 2020, DiamiR announced that it received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded DiamiR approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR®, DiamiR’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.” As of August 31, 2025, funding available under these grants has been exhausted.

The accompanying unaudited consolidated financial statements have been prepared assuming that DiamiR will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The unaudited consolidated financial statements do not include any adjustments that might be necessary if DiamiR is unable to continue as a going concern.

Recent Events

In August 2025, DiamiR received a Clinical Laboratory Evaluation Program (CLEP) Test Approval for its APOE Genotyping test from the New York State Department of Health (NYSDOH). The approval allows DiamiR to offer its APOE Genotyping molecular testing in blood, buccal swab, saliva, and tissue, through its CLIA certified, CAP accredited clinical laboratory by licensed healthcare providers in New York State and nationwide.

In May 2025, DiamiR entered into a fee-for-service agreement to perform exploratory blood biomarker testing for a life sciences company developing therapeutic agent for AD. DiamiR was compensated based on the number of samples tested and paid on achieving certain milestones related to the completion of analytical work on a percentage of samples in the study. The study was pre-clinical/research in nature and was not part of an FDA submission.

In May 2025, DiamiR successfully renewed its CT State and CLIA licenses after an inspection of its New Haven CT laboratory by State inspectors. These 2 licenses will expire on June 15, 2026 and April 13, 2027, respectively.

In April 2025, DiamiR began offering its microRNA biomarker testing services and updated its website to advertise this service to prospective biopharma customers. DiamiR’s biomarker testing services are fee for service laboratory testing and are considered to be R&D work. As such, these tests do not fall under LDT regulations specified by the FDA for commercial tests that are used for patient care and treatment decisions.

In April 2025, DiamiR successfully passed its CAP inspection and its accreditation was renewed for an additional 2 years until April 13, 2027.

In April 2025 and June 2025, DiamiR amended the convertible note with Kira Sheinerman, one of its founders and the Executive Director, such that the founder loaned DiamiR additional $100,000 and $150,000, respectively.

Cyber Attack

DiamiR recently discovered a cyber-attack and is still uncovering the full details of it. As of the date hereof, the basis of the attack is believed to be phishing. As DiamiR learns more about the source of the attack and its implications, it will disclose such details in future amendments to this proxy statement/prospectus.

Financial Operations Overview

Revenue

In 2010, DiamiR began the process of developing CogniMIR®. To date, DiamiR has primarily earned revenue from grants and have not generated any product revenue other than revenues from research testing services for third parties and other revenue generated for performing laboratory services DiamiR previously provided to Interpace Biosciences, Inc. (“Interpace”). DiamiR’s ability to generate product revenue, which it does not expect to occur until at least second half 2025, if ever, will depend heavily on DiamiR’s ability to comply with regulatory requirements for, and to commercialize successfully, CogniMIR® and other tests in development.

Total Operating Expense

Total operating costs and expenses consisted primarily of analyzing samples and clinical data associated with revenues from research testing services performed, patent costs and general and administrative costs.

Results of Operations

Three Months Ended August 31, 2025 and August 31, 2024

	For the Three-Months Ended
	August 31, 2025	August 31, 2024	Change
Statement of Operations Data:
Service revenue	$99,878	$-	$99,878
Grant revenue	-	208,843	(208,843)
Total revenue	99,878	208,843	(108,965)
Cost of service revenue	81,452	-	81,452
Research and development	83,495	188,022	(104,527)
General and administrative	509,630	170,900	338,731
Total operating costs and expenses	674,577	358,922	315,656
Loss from operations	(574,699)	(150,079)	(424,621)

Other income (expense)
Other income	142,342	-	142,342
Interest expense	(27,345)	(20,166)	(7,179)
Total other expense	114,997	(20,166)	135,163

Net loss before income taxes	(459,702)	(170,245)	(289,457)
Income (benefit) expense	(176,002)	6,030	(182,032)
Net loss	$(283,700)	$(176,275)	$(107,425)

Revenue

In the three months ended August 31, 2025, DiamiR recorded $99,878 of service revenue under an agreement to perform exploratory blood biomarker testing for a life sciences company developing therapeutic agent for AD. DiamiR was compensated based on the number of samples tested and paid on achieving certain milestones related to the completion of analytical work on a percentage of samples in the study.

Grant revenue was $0 for the three months ended August 31, 2025 compared to $208,843 for the three months ended August 31, 2024. Since inception, DiamiR has earned a substantial portion of its revenue from grants from government agencies and disease foundations. In the three months ended August 31, 2024, Diamir recorded $208,843 of revenue from the National Institutes of Health (NIH) for DiamiR’s CogniMIR® product candidate. Diamir depleted available grant funding in January 2025. As of August 31, 2025, DiamiR has no remaining funds available under its grants.

Cost of service revenue

Cost of service revenue represents costs related to Diamir’s blood biomarker testing and includes the cost of consumables and employee compensation.

Research and Development Expenses

Research and Development expense was $83,495 for the three months ended August 31, 2025, compared to $188,022 for the three months ended August 31, 2024. The decrease reflects, lower personnel costs from salary reductions and reduced other direct expenses for our CogniMIR® product candidate corresponding to the decrease in available grant funding. In addition, greater portion of fixed employee compensation represented cost of services and general and administrative expenses.

General and Administrative Expenses

General and Administrative expense was $509,630 for the three months ended August 31, 2025 compared to $170,900 for the three months ended August 31, 2024, primarily reflecting approximately $327,000 of professional and consulting fees related to financing and merger activities and an increase ion the portion of CEO compensation allocable to general and administrative activities, partially offset by decreases in other expenses. In the three months ended August 31, 2024, similar professional and consulting fees associated with Diamir’s planned initial public offering of stock had been deferred to future periods.

Other income

Other income reflects income from Diamir’s management services agreement signed in July 2025 with Aptorum Group Limited for certain research and administrative activities performed prior to any closing of the companies’ definitive merger agreement.

Interest Expense

Interest expense relates to interest accrued and the amortization of discounts on loans obtained from founders. Interest expense was $27,345 for the three months ended August 31, 2025 compared to $20,166 for the three months ended August 31, 2024. The increase reflects additional loans received from the founders in the intervening periods.

Income Taxes

In its fiscal years ended May 31, 2023, May 31, 2024 and May 31, 2025, Diamir’s income tax expense reflected a provision for uncertain tax positions related to research and development expenses. On July 4, 2025, H.R.1, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States, eliminating the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures. In the three months ended August 31, 2025 DiamiR reversed its previously-accumulated provisions.

Liquidity and Capital Resources

Sources of Liquidity

To date, DiamiR has generated minimal revenue from its planned principal operations. DiamiR has funded its operations to date primarily through grant funding, an equity investment from Alzheimer’s Drug Discovery Foundation, sales of its equity securities to DiamiR’s founders and borrowings from DiamiR’s founders.

SBIR Grants

Since DiamiR’s inception, it has raised over $9.7 million in grant funding from government agencies and disease foundations, including the following two grants. In October 2020, DiamiR received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded DiamiR approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award supported development of CogniMIR®, DiamiR’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $0.5 million was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.” As of May 31, 2025, DiamiR had received and applied all of its existing grant funding. DiamiR expects net cash used in operating activities may increase significantly in future periods as a result of unfunded research and development expenses.

Founders Equity

DiamiR was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock. The non-cash contribution consisted of all of the founders’ rights, title, and interest in any intellectual property, proprietary property or other property of a similar nature related to the business to be conducted by DiamiR involving methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases. Subsequent to founder’s initial investment, one of its founders made a cash contribution of $100,000 for 14,265 shares of common stock.

Founders Notes

In 2014, DiamiR issued convertible notes to two of DiamiR’s founders under which DiamiR borrowed an aggregate total of $425,000, which matured in July 2019. In July 2019, the notes were amended and the due dates for principal and accrued interest were extended to December 31, 2022. In March 2023, DiamiR cancelled the prior notes and entered into new notes with these same founders under which DiamiR borrowed an aggregate total of $492,016 (the “2023 Notes”); the 2023 Notes mature in December 31, 2026. The 2023 Notes have a 4% interest rate per annum, compounded monthly. The 2023 Notes are convertible, at the option of the holder, upon DiamiR’s next equity financing involving the Company’s sale of its equity securities to third party investors, including upon the closing of this Offering. Upon conversion, all unpaid principal and accrued unpaid interest on the 2023 Notes will be exchanged for DiamiR’s securities at the lowest per Share price for securities sold to third parties in the next equity financing.

Between March 2023 and June 2025, DiamiR amended and restated Kira Sheinerman’s note from time to time, to reflect additional loans during the period. Founder loans amounted to $200,000 and $300,000 in the years ended May 31, 2024 and 2025, respectively, and $150,000 in the three months ended August 31, 2025. As of August 31, 2025, the total amount outstanding under both founder notes was $1,122,313, including accrued interest.

There are no agreements with the founders with regard to any future financing.

Cash Flows

DiamiR’s net cash flow from operating, investing and financing activities for the periods below were as follows:

	For the Three Months Ended
	August 31, 2025	August 31, 2024
Net cash (used in) provided by:
Operating activities	$(171,585)	$(60,549)
Investing Activities	(6,938)	-
Financing activities	150,000	100,000

Net (decrease) increase in cash and cash equivalents	$(28,523)	$39,451

Operating Activities

Net cash used in operating activities for the three months ended August 31, 2025 primarily reflects $283,700 of net loss offset primarily by an increase of in accounts payable, accrued expenses and income taxes payable of $189,236. In the three months ended August 31, 2024, DiamiR had a net loss of $176,275 net of grant revenue.

Financing Activities

Net cash provided by financing activities was $150,000 for the three months ended August 31, 2025, representing proceeds from a founder loan. Proceeds from founder loans amounted to $100,000 in the three months ended August 31, 2024.

Funding Requirements

DiamiR has not completed development of any of its product candidates. DiamiR expects to continue to incur operating losses in the foreseeable future. Subject to receiving additional financing, it anticipates that its expenses will increase substantially due to continued development of CogniMIR®,, increased development activities for pipeline projects and planned commercialization efforts.

DiamiR expects that its existing cash and cash equivalents, and anticipated interest income, will not enable it to complete its development of CogniMIR®. DiamiR’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the section entitled “Risk Factors” and elsewhere in the proxy statement/prospectus on Form S-4 filed with the SEC on October 6, 2025 (File No. 333-290742) (the “Form S-4”). DiamiR has based this estimate on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than currently expected.

DiamiR’s future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

●	the initiation, progress, timing, costs, and results of clinical validation for CogniMIR®

●	the terms and timing of any future collaboration, licensing, or other arrangements that DiamiR may establish;

●	the outcome, timing, and cost of meeting regulatory requirements;

●	the cost of obtaining, maintaining, defending, and enforcing intellectual property rights, including patent rights;

●	the effect of competing technological and market developments;

●	market acceptance of CogniMIR® if DiamiR meets regulatory requirements for its commercialization; and

●	the extent to which DiamiR acquires, licenses, or invests in businesses, products or technologies.

Until DiamiR can generate a sufficient amount of revenue from CogniMIR® and related services and products, if ever, DiamiR expects to finance future cash needs through public or private equity offerings, debt financings or grants. Additional funds may not be available when needed on terms that are acceptable to DiamiR, or at all. If adequate funds are not available, DiamiR may be required to delay, reduce the scope of or eliminate its commercialization efforts. To the extent that DiamiR raises additional funds by issuing shares of common stock, its shareholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that DiamiR raises additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to its technologies or its product candidates or grant licenses on terms that may not be favorable to DiamiR. DiamiR may seek to access the public or private capital markets whenever conditions are favorable, even if DiamiR does not have an immediate need for additional capital at that time.

DiamiR does not expect CogniMIR® to be commercially available with reimbursement in place before fiscal 2027, if at all. DiamiR will need to raise substantial additional capital to complete the development and commercialization of CogniMIR®. Because successful development of CogniMIR® is uncertain, DiamiR is unable to estimate the actual funds required to complete research and development and commercialize CogniMIR®. DiamiR also will need to raise substantial additional capital to complete the development and commercialization of other products currently in development.

Going Concern

DiamiR has a limited operating history and incurred net losses of $743,235 and $614,405 for the years ended May 31, 2025 and 2024, respectively, and $283,700 in the three months ended August 31, 2025. DiamiR used net cash of $313,440 in the year ended May 31, 2025 and $171,585 in the three months ended August 31, 2025 for operating activities. The accompanying consolidated financial statements have been prepared assuming DiamiR will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. These conditions raise substantial doubt about DiamiR’s ability to continue as a going concern within twelve months after the date of the consolidated financial statements.

Since the inception of DiamiR in December 2009, the operations of DiamiR has been funded primarily through grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”), as well as capital contributions of the founders of DiamiR. Management believes this capital is insufficient to fund DiamiR’s operations for the next twelve months. Management does not anticipate that DiamiR’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, DiamiR will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants.

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that DiamiR raises additional funds by issuing equity securities, DiamiR’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact DiamiR’s ability to conduct business. If DiamiR is not able to raise additional capital when required or on acceptable terms, DiamiR may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that DiamiR would otherwise seek to develop or commercialize.

The consolidated financial statements do not include any adjustments that might be necessary if DiamiR is unable to continue as a going concern.

Critical Accounting Policies and Significant Judgments and Estimates

DiamiR’s management’s discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of DiamiR’s consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, DiamiR evaluates our estimates based on historical experience, known trends and events and various other factors, which management believes to be reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our unaudited consolidated financial statements included herein and our audited consolidated financial statements, which are included in the Form S-4, contains a summary of DiamiR’s significant accounting policies. DiamiR considers the following accounting policies and estimates critical to the understanding of the results of its operations.

Founder Contributions

DiamiR was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock.

The founders subsequently made contributions to DiamiR in the form of uncompensated services and loans bearing interest at interest rates DiamiR believes to be below market value.

Grants Received from Government Agencies

Research and development grants received from government institutions are recognized as revenue as related research obligations are performed, with qualified expenses classified as expenses. If grant funds are received in advance of performance, they are initially recognized as liabilities, to the extent they are refundable.

Since inception, DiamiR raised over $9.7 million grant funding from government agencies and disease foundations. On October 1, 2020, DiamiR announced that it received two grants from the National Institutes of Health (NIH) in the total amount of approximately $3.86 million. The National Institute on Aging (NIA) awarded the company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award built upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR®, the company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.” As of August 31, 2025, Diamir has used all of its available grant funding.

Stock-based compensation

Stock-based compensation for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

DiamiR issued 88,000 RSUs and 154,000 stock options in the fiscal year ending May 31, 2023 to our Chief Executive Officer as compensation for services, subject to certain vesting conditions. No compensation expense related to these awards has been recognized through August 31, 2025, as the vesting conditions were not considered to be probable of achievement for accounting purposes.

As of August 31, 2025, unrecognized stock-based compensation expense related to awards for which vesting is not considered probable was $1,093,712. As of August 31, 2025, unrecognized stock-based compensation expense related to restricted stock units for which vesting is not considered probable was $652,080. This compensation expense will be recognized in future periods if DiamiR determines the vesting conditions have become probable.

Fair Value of Stock

Due to the absence of an active market for our common stock, the fair value of DiamiR’s stock was determined by its board of directors, based on the definition of ‘fair value’ in the FASB ASC Topic 820, Fair Value Measurement and Disclosures, which states that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In arriving at a conclusion, the board reviewed and analyzed information provided by management, including financial information, business plans, and cost data, and collected and analyzed firm values and transactional data from comparable companies in the biotech industry. DiamiR evaluated several valuation approaches including an income approach (discounted cash flows or discounted market multiples), market approach (price/earnings, price/revenue, price/EBITDA) and an asset approach (tangible book value, net asset value, intangible total replacement cost) and selected the asset approach, utilizing replacement cost, as the best alternative to estimate the value of DiamiR’s member units.

The asset approach considers the accumulated value of all of its tangible and intangible net assets. The valuation approach used under the asset approach was the asset accumulation method. Its tangible assets and liabilities were measured at their carrying values since our tangible assets were primarily comprised of cash, recently purchased equipment and accounts payable. Our intangible assets were valued using a replacement cost new method, which measures the total cost, in current prices, to develop a new intangible asset having the same functionality or utility as the intangible asset. The replacement cost new method considers the following cost components: direct costs, indirect costs, the intangible asset developer’s profit, and an opportunity cost or entrepreneurial incentive (e.g., a measure of lost income opportunity cost during the development period adequate to motivate the development process). For this purpose, our costs included personnel costs, using national averages of the costs for the services provided, that were otherwise expensed in our Statements of Operations. The constructed replacement cost was then evaluated for physical, functional, and economic obsolescence. The enterprise value was calculated as the sum of the net tangible assets and the replacement cost of intangible assets. The per unit value was calculated by dividing the enterprise value by the number of outstanding member units, with the resulting value discounted for restrictions on resale and lack of marketability of the member units.

There are significant judgments and estimates inherent in the determination of the valuation method selected and of the inputs to the valuation method used to value our stock. While the assumptions used represent management’s best estimates, these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if revisions are made to the underlying assumptions and estimates, the costs DiamiR recognize when issuing stock-based compensation for acquiring goods or providing services could vary significantly from period to period.

Stock Option Plans

DiamiR maintains two stock option plans, under which shares are available for issuance of stock-based awards under terms established by the board of directors. Through May 31, 2025, awards under the plans generally consisted of options with exercise prices equal to fair market value, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives. Options granted in the year ended May 31, 2023, for an aggregate of 246,000 shares are subject to vesting conditions related to research and financing milestones. As of May 31, 2025, no shares remain available for future grants under the 2014 Stock Option Plan, which expired in September 2024, and 600,000 shares remain available for future grant under the 2024 Stock Option Plan. The number of shares available under the 2024 Stock Option Plan will increase by 2% per year or such lower number of shares as may be determined by the Company’s board of directors.

There was no stock option activity in the three months ended August 31, 2025.

Laboratory Acquisition and Intangible Assets

On April 15, 2021, pursuant to an Asset Purchase Agreement, DiamiR acquired certain laboratory assets, facilities and operations from Interpace, a provider of molecular diagnostic tests. The total purchase consideration consisted of 42,820 shares DiamiR common stock with an estimated fair value of $300,000. At acquisition, $197,761 of the purchase price was allocated to laboratory certifications and licenses.

Certifications and licenses represent the laboratory’s CLIA certification and its state operating licenses and intangible assets, which are transferable together with other related acquired assets and operations under certain conditions. DiamiR intends to use the certification and licenses to provide future proprietary and other testing services and have not identified any plans, regulatory restrictions, competition, significant maintenance costs or other factors that would limit their useful lives. Accordingly, DiamiR considers them to be indefinite-lived assets and do not amortize them. It will periodically evaluate the assets for impairment and may record charges, if and when an impairment is identified based on changes in the factors described above or on future economic or operating developments. The estimated useful lives of the property and equipment is three to seven years.

Income Taxes

DiamiR evaluates uncertain tax positions based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes a tax benefit from an uncertain tax position when it is more-likely-than-not that it will be sustained upon examination by tax authorities. As of May 31, 2025, DiamiR’s income tax liability of $176,002 reflected unrecognized tax benefits related to current deductions for certain funded research and development expenses subject to interpretations of applicable tax law, in excess of available net operating carryforwards.

On July 4, 2025, H.R.1, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. The OBBB eliminating the requirement under Internal Revenue Code Section 174 to capitalize and amortize U.S.-based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred, among other provisions. DiamiR adjusted its recorded tax liability for the provisions of the law in the period it was enacted. Accordingly income tax (benefit) expense in the three months ended August 31, 2025 reflects the reversal of prior-period provisions for such unrecognized tax benefits.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosure of certain amounts included in the expense captions presented on the condensed consolidated statement of operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. DiamiR is currently evaluating the impact of ASU 2024-03 on its condensed consolidated financial statements and related disclosures.

There are no other recently issued accounting pronouncements that DiamiR believes might have a material impact on its financial position or results of operations.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.